

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Russell Haraburda, President and Chief Executive Officer
EnviraTrends, Inc.
1900 Main Street, Suite 312
Sarasota, FL 34236

> **Re: EnviraTrends, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 11, 2011**
> **File No. 333-164086**

Dear Mr. Haraburda:

We have reviewed your amended registration statement and response letter filed on May 11, 2011 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two in our letter dated November 22, 2010. We reissue the comment and request that you clearly indicate how you had a substantive, pre-existing relationship with Mr. Monley and explain how you contacted him with respect to the private offering.

Sales of our common stock under Rule 144 could reduce the price of our stock, page 13

2. Please revise to clarify that currently, shareholders of your company may not resell under Rule 144 because you do not meet the current public information requirements of Rule 144(c), and because you have only minimal operations and non-cash assets, as described in Rule 144(i). In this regard, please also see Rule 144(i)(2), setting forth the requirement that these conditions must have ceased to apply to you for a period of one year and other reporting and disclosure requirements that must be met in order to permit resales under Rule 144. Please make similar revisions to your disclosure on page 34 under "Sales of our common stock under Rule 144."

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 38

3. You disclose that there was no change in accountants. We note that your accountant appeared to be Meeks International, LLC in your previous amendment and now your accountant is Gruber & Company, LLC. As such, please revise to include the disclosures required by Item 304 of Regulation S-K and include under Exhibit 16 the letter from your former accountants as required by Item 304(a)(3) of Regulation S-K.

Financial Statements as of September 30, 2010

General

4. We have reviewed your response to prior comment 10 from our letter dated November 22, 2010. Please include interim financial statements for the period ended March 31, 2011. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page F-6

History, page F-6

5. You disclose that your fiscal year end is December 31; however, you present audited financial statements for the year ended September 30, 2010 and you disclosed in your previous amendment that your fiscal year end is September 30. In addition, you disclose on page F-5 of your interim financial statements that your fiscal year end is September 30. Please revise your disclosures as appropriate. Please revise the company data section in EDGAR to correctly reflect your current fiscal year end of September 30th, rather than December 31st as well.

Financial Statements as of December 31, 2010

Balance Sheets, page F-1

6. The column heading of your December 31, 2010 balance sheet indicates that these amounts are unaudited, which implies that your September 30, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended December 31, 2010, you should not imply that the September 30, 2010 balance sheet amounts are audited. Please revise.

<u>Exhibits 10.5 and 10.6</u>

7. The filed agreements do not contain your signature. Please file complete execution copies of the agreements containing the signatures of both parties to the agreements.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Wyoming Corporate Services, Inc.
         2710 Thomes Ave.
         Cheyenne, Wyoming 82001

cc: Michael Williams, Esq. *(via facsimile at* (813) 397-3930)
         Williams Law Group, P.A.
         2503 West Gardner Court
         Tampa, FL 33611